Exhibit 99.6

TESORO LOGISTICS LP

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

Background

References to the “Partnership,” “TLLP,” “we,” “us” and “our” mean Tesoro Logistics LP and its consolidated subsidiaries, unless the context otherwise requires. References to “Tesoro” refer collectively to Tesoro Corporation and any of its subsidiaries other than Tesoro Logistics LP, its subsidiaries and Tesoro Logistics GP, LLC (“General Partner”), its general partner.

QEP Field Services Acquisition (the “QEPFS Acquisition”)

On October 19, 2014, we entered into a definitive membership interest purchase agreement (the “MIPA”) to purchase from QEP Field Services Company (the “Seller”) all of the issued and outstanding membership interests of QEP Field Services, LLC (“QEPFS”), a wholly-owned subsidiary of the Seller, formed for purposes of consummating the QEPFS Acquisition, for approximately $2.5 billion in cash, subject to customary post-closing adjustments. Pursuant to the MIPA, we will acquire all of the assets and certain liabilities of QEPFS, excluding the Haynesville gathering system owned by QEPFS, which will be retained by the Seller (the “QEP Retained Assets”).

On July 1, 2014, QEP Midstream Partners, LP (“QEPM”) acquired 40.0% of the outstanding membership interests of Green River Processing, LLC from QEP Field Services Company (the “QEPM GRP Acquisition”) in exchange for consideration of $230.0 million in cash. The purchase price was funded with borrowings under QEPM’s revolving credit facility. Pursuant to the MIPA, QEPM will refinance its borrowings and terminate its credit facility prior to closing the transaction (“QEPM Refinancing”). The above total purchase price for the QEPFS Acquisition has been adjusted to include the amount of the QEPM Refinancing.

August 2014 Equity Offering

On August 22, 2014, TLLP completed a public offering of 2,100,000 common units representing limited partner interests in the Partnership for total gross proceeds (before underwriting discounts and estimated offering expenses) of approximately $144.2 million (the “August 2014 Offering”). As a result of the offering, the General Partner contributed $3.0 million in exchange for 44,000 general partner units to maintain its 2% general partner interest. The net proceeds from the offering were used to redeem a portion of TLLP’s 5.875% Senior Notes due 2020, plus accrued and unpaid interest to the date of redemption.

West Coast Logistics Assets

On June 23, 2014, we entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with Tesoro, Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC, the General Partner and Tesoro Logistics Operations LLC for the purchase of the West Coast Logistics Assets (as defined below).

During the third quarter of 2014, pursuant to the Contribution Agreement, we acquired three truck terminals, ten storage tanks, two rail loading and unloading facilities and a refined products pipeline (the “West Coast Logistics Assets”) for approximately $270.0 million, comprised of $243.0 million in cash and the remaining $27.0 million from the issuance of equity to the General Partner (which partnership units consisted of the number of general partner units necessary to increase its ownership to 2% and the remainder of which were common units). The acquisition was completed in two phases, which occurred on July 1, 2014 and on September 30, 2014 (“West Coast Logistics Assets Acquisition”). The annual fee we pay to Tesoro for administrative services increased by $0.2 million under the Amended and Restated Omnibus Agreement, which became effective July 1, 2014. Tesoro retained any current assets, current liabilities and environmental liabilities related to the West Coast Logistics Assets as of each respective acquisition. The only historical balance sheet item that transferred to the Partnership in the West Coast Logistics Assets Acquisition was property, plant and equipment, which was recorded by us at historical cost as it is considered to be a transfer of a business between entities under common control. The historical results of the West Coast Logistics Assets do not reflect revenues for intercompany terminalling, storage and pipeline transportation services, except for amounts received from Tesoro with respect to pipeline transportation regulated by the Regulatory Commission of Alaska.

Northwest Products System Acquisition

On June 19, 2013, the Partnership acquired a regulated common carrier products pipeline running from Salt Lake City, Utah to Spokane, Washington, three refined products terminals (the “Northwest Products System Acquisition”) in Boise and Pocatello, Idaho and Pasco, Washington (collectively, the “Northwest Products System”). The Northwest Products System Acquisition was funded with proceeds from the issuance of 9,775,000 common units in January 2013 (the “January 2013 Offering”). During the second quarter of 2014 evaluations of the fair values related to the acquisition were completed and finalized. The purchase price allocation for the Northwest Products System Acquisition is final and is based on estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Pro Forma Financial Information

The following unaudited pro forma condensed combined consolidated financial information of the Partnership reflects adjustments:

a.	to the historical combined consolidated balance sheet (the “Balance Sheet”) of the Partnership to give effect to (i) the West Coast Logistics Assets Acquisition; (ii) the borrowing on our revolving credit facility to fund a portion of the acquisition price of the West Coast Logistics Assets; (iii) the equity issued to Tesoro to fund a portion of the West Coast Logistics Assets Acquisition; (iv) the August 2014 Offering and the use of proceeds therefrom; (v) our pending QEPFS Acquisition; (vi) the offerings of $1.3 billion aggregate principal amount of senior notes (“Planned Debt Offering”) and common units with an aggregate value of $1.3 billion, including the purchase by Tesoro of approximately $350.0 million of our common units pursuant to our General Partner’s preemptive right, and our General Partner making a capital contribution to acquire general partner units to maintain its current 2% general partner interest in us (“Planned Equity Offering”), used to finance the QEPFS Acquisition; (vii) the execution and borrowings under our amended and restated credit agreement (“Amended Revolving Credit Facility” and, together with the Planned Debt Offering and the Planned Equity Offering, the “Financing Transactions”) that we expect to enter into in connection with the QEPFS Acquisition, which, among other things, would amend and restate our existing revolving credit agreement and provide us with loan availability of $900.0 million; (viii) the repayment of borrowings under our existing revolving credit facility; and (ix) the payment of our estimated fees and expenses in connection with each of the foregoing. These items are collectively referred to as the “Transactions.”

b.	to the historical statements of combined consolidated operations (the “Statements of Operations”) of the Partnership to give effect to (i) the Northwest Products System Acquisition; (ii) the January 2013 Offering; and (iii) the Transactions.

The pro forma adjustments have been prepared as if the transactions described above had taken place as of June 30, 2014 in the case of the Balance Sheet and January 1, 2013 in the case of the Statements of Operations.

We have not included pro forma adjustments to the Statements of Operations for our June 1, 2013 acquisition of six marketing and storage terminals located in Southern California and certain assets and properties related thereto (the “Los Angeles Terminal Assets Acquisition”) or our December 6, 2013 acquisition of two marine terminals, a marine storage terminal, a products terminal, a petroleum coke handling and storage facility, and active crude oil and refined products pipelines and certain assets and properties related thereto (the “Los Angeles Logistics Assets Acquisition”) as they constitute acquisitions of assets pursuant to Rule 11-01(d) of Regulation S-X and separate pre-acquisition financial statements of the related assets were not required and have not been prepared. Therefore, we do not have the necessary information to adjust the Statements of Operations to include historical information for the assets acquired in the Los Angeles Terminal Assets Acquisition or the Los Angeles Logistics Assets Acquisition (collectively, “Acquisitions from Tesoro”) prior to Tesoro’s acquisition of these assets on June 1, 2014. Accordingly, we have also not adjusted the Statements of Operations to give effect to financing associated with these acquisitions.

As the Acquisitions from Tesoro were transfers between entities under common control, the 2013 financial information of TLLP contained herein has been retrospectively adjusted to include the historical results of the assets in the Los Angeles Terminal Assets Acquisition from June 1, 2014 through December 6, 2014. However, the 2013 financial information of TLLP has not been retrospectively adjusted to include the historical results of the assets in the Los Angeles Terminal Assets Acquisition prior to the effective date of TLLP’s acquisition since the assets were not operated by Tesoro prior to their acquisition by TLLP.

Historical financial information for the Northwest Products System Acquisition is based on the statements of revenues and direct operating expenses of the Northwest Products System and was prepared from the historical accounting records of Chevron through June 19, 2013, the date of the Northwest Products System Acquisition. The Northwest Products System represents a portion of the operations of both Chevron Pipe Line Company and Northwest Terminalling Company and therefore, is not a stand-alone legal entity. Accordingly, historical financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) have not previously been prepared, nor is it practicable to prepare separate, historical financial statements for the Northwest Products System. The statements of revenues and direct operating expenses vary from a complete income statement prepared in accordance with U.S. GAAP because they exclude indirect expenses, such as certain general and administrative expenses, interest expense, depreciation and amortization, income taxes and the allocation of corporate overhead costs. Therefore, the results set forth in the statements of revenues and direct operating expenses may not be representative of future operations.

The unaudited pro forma condensed combined consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position had the Transactions actually occurred on the date assumed, or our results of operations had the Northwest Products System Acquisition, the January 2013 Offering or the Transactions actually occurred on the date assumed, nor is such unaudited pro forma condensed combined consolidated financial information necessarily indicative of the operating results to be expected for any future period.

The pro forma adjustments for the Transactions are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed combined consolidated financial information provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined consolidated financial information. As of the date of the filing of this pro forma condensed combined consolidated financial information, the Partnership has not performed detailed valuation studies to determine the required estimates of the fair value of the QEPFS assets to be acquired and the liabilities to be assumed. Accordingly, the pro forma adjustments for the QEPFS Acquisition are preliminary and subject to further adjustments as additional information becomes available and the independent appraisals and other evaluations are performed. Such adjustments may have a significant effect on total assets, total liabilities, total equity, operating expenses and depreciation and amortization expenses. The preliminary pro forma adjustments have been made solely for the purposes of providing the Unaudited Pro Forma Condensed Consolidated Financial Information.

The unaudited pro forma condensed combined consolidated financial information and related notes thereto should be read in conjunction with our audited combined consolidated financial statements and related notes thereto for the year ended December 31, 2013, included in our annual report on Form 10-K, and our unaudited condensed combined consolidated financial statements and related notes thereto for the quarterly period ended June 30, 2014, included in our quarterly report on Form 10-Q, the historical statements of revenues and direct operating expenses of the Northwest Products System included in our current report on Form 8-K/A filed with the Securities and Exchange Commission on August 8, 2013 and the historical financial statements of QEP Field Services Company included in our current report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2014.

TESORO LOGISTICS LP

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

June 30, 2014

	Tesoro Logistics LP	West Coast Logistics Assets Historical	Pro Forma Adjustment		August 2014 Offering		QEPFS Historical	QEP Retained Assets	Pro Forma Adjustment		Financing Transactions		Tesoro Logistics LP Pro Forma
	(Dollars in thousands)
	ASSETS

CURRENT ASSETS
Cash and cash equivalents	$456	$—	$28,600	(a)	$144,165	(e)	$16,000	$—	$(2,515,905	)(f)	$1,324,669	(h)	$59,968
			(29,000	)(a)	3,021	(e)			(30,182	)(b)	(33,756	)(i)
			(683	)(b)	(2,478	)(e)					1,300,000	(j)
					(141,477	)(e)					(18,441	)(k)
					7,654	(e)					(243,000	)(l)
											262,825	(l)
Receivables											(12,500	)(m)
Trade	9,693	—	—		—		62,900	(100)	36,312	(g)	—		108,805
Affiliate	48,308	811	(811	)(c)	—		77,700	(8,900)	(36,312	)(g)	—		48,308
									(32,488	)(g)
Other	17,236	—	—		—		37,700	(4,700)	(9,300	)(g)	—		40,936
Prepayments and other current assets	6,062	308	(308	)(c)	—		13,700	(400)	(3,300	)(g)	—		15,020
									(1,042	)(g)

Total Current Assets	81,755	1,119	(2,202)		10,885		208,000	(14,100)	(2,592,217)		2,579,797		273,037

NET PROPERTY, PLANT AND EQUIPMENT	1,414,057	29,162	—		—		1,294,200	(166,200)	1,841,382	(f)	—		4,412,601
DEPOSITS	214,000	—	(214,000	)(a)	—		—	—	—		—		—
GOODWILL	9,228	—	—		—		—	—	—		—		9,228
OTHER NONCURRENT ASSETS	28,499	—	—		(2,529	)(e)	40,100	—	—		18,441	(k)	97,011
											12,500	(m)

Total Assets	$1,747,539	$30,281	$(216,202)		$8,356		$1,542,300	$(180,300)	$(750,835)		$2,610,738		$4,791,877

	LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable
Trade	$33,062	$438	$(438	)(c)	$—		$52,000	$(1,600)	$9,463	(g)	$—		$92,925
Affiliate	13,982	61	(61	)(c)	—		25,500	(1,700)	(17,627	)(g)	—		13,982
									(6,173	)(g)
Deferred revenue - affiliate	2,164	—	—		—		12,900	—	—		—		15,064
Accrued interest and financing costs	15,962	—	—		(3,550	)(e)	—	—	—		—		12,412
Accrued environmental liabilities	15,840	—	—		—		—	—	—		—		15,840
Other current liabilities	7,601	909	(909	)(c)	—		34,400	(2,500)	(4,016	)(g)	—		35,485

Total Current Liabilities	88,611	1,408	(1,408)		(3,550)		124,800	(5,800)	(18,353)		—		185,708

OTHER NONCURRENT LIABILITIES	12,619	—	—		—		48,800	(3,900)	—		—		57,519
DEFERRED INCOME TAXES	—	—	—		—		245,700	(52,900)	(192,800	)(g)	—		—
DEBT	1,391,079	—	28,600	(a)	(130,273	)(e)	—	—			1,300,000	(j)	2,609,231
											(243,000	)(l)
											262,825	(l)
COMMITMENTS AND CONTINGENCIES
EQUITY
Predecessor equity	—	28,873	(28,873	)(d)	—		—	—	—		—		—
Common unitholders	304,758	—	28,200	(d)	144,165	(e)	—	—	(29,578	)(b)	1,297,998	(h)	1,469,838
			(237,332	)(a)	(2,429	)(e)					(33,081	)(i)
			(667	)(b)	(7,654	)(e)
			282	(c)	(2,478	)(e)
					7,654	(e)
General partner	(49,528)	—	673	(d)	3,021	(e)	—	—	(604	)(b)	26,671	(h)	(26,219)
			(5,668	)(a)	(49	)(e)					(675	)(i)
			(16	)(b)	(51	)(e)
			7	(c)
Owner’s net investment	—	—	—		—		627,200	(117,700)	(509,500	)(g)	—		—
Noncontrolling interest	—	—	—		—		495,800	—	—		—		495,800

Total Equity	255,230	28,873	(243,394)		142,179		1,123,000	(117,700)	(539,682)		1,290,913		1,939,419

Total Liabilities and Equity	$1,747,539	$30,281	$(216,202)		$8,356		$1,542,300	$(180,300)	$(750,835)		$2,610,738		$4,791,877

See accompanying notes to unaudited pro forma condensed combined consolidated financial information.

TESORO LOGISTICS LP

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF COMBINED CONSOLIDATED OPERATIONS

Six Months Ended June 30, 2014

	Tesoro Logistics LP	West Coast Logistics Assets Historical	Pro Forma Adjustments		August 2014 Offering		QEPFS Historical	QEP Retained Assets	Pro Forma Adjustments		Tesoro Logistics LP Pro Forma
	(Dollars in thousands, except unit and per unit amounts)
REVENUES
Affiliate	$223,794	$4,050	$14,202	(n)	$—		$76,500	$(9,500)	$(67,000	)(g)	$242,046
Third-party	31,580	—	—		—		122,500	(100)	67,000	(g)	220,980

Total Revenues	255,374	4,050	14,202		—		199,000	(9,600)	—		463,026

COSTS AND EXPENSES
Operating and maintenance (a)	93,727	6,924	—		—		71,000	(3,300)	—		168,351
Depreciation and amortization	31,985	884	—		—		33,300	(4,500)	38,523	(s)	100,192
General and administrative	21,794	398	100	(o)	—		33,200	(3,200)	—		52,292
Gain on asset disposals and impairments	(4,616)	—	—		—		—	—	—		(4,616)

Total Costs and Expenses	142,890	8,206	100		—		137,500	(11,000)	38,523		316,219

OPERATING INCOME (LOSS)	112,484	(4,156)	14,102		—		61,500	1,400	(38,523)		146,807
Interest and financing costs	(35,220)	—	(2,612	)(p)	3,827	(e)	(1,300)	—	(42,363	)(t)	(77,668)
Income from unconsolidated affiliates	—	—	—		—		3,300	—	—		3,300

INCOME (LOSS) BEFORE INCOME TAXES	77,264	(4,156)	11,490		3,827		63,500	1,400	(80,886)		72,439
Income Taxes	—	—	—		—		(19,200)	(300)	19,500	(u)	—

NET INCOME (LOSS)	77,264	(4,156)	11,490		3,827		44,300	1,100	(61,386)		72,439
Net income attributable to noncontrolling interest	—	—	—		—		(10,800)	—	—		(10,800)

Net income (loss) attributable to partners	77,264	(4,156)	11,490		3,827		33,500	1,100	(61,386)		61,639
General partner’s interest in net loss (income), including incentive distribution rights	(14,794)	—	(1,442	)(q)	—		—	—	(2,889	)(q)	(19,125)

Limited partners’ interest in net income (loss)	$62,470	$(4,156)	$10,048		$3,827		$33,500	$1,100	$(64,275)		$42,514

Net income per limited partner unit:
Common - basic	$1.15										$0.53
Common - diluted	$1.14										$0.53
Subordinated - basic and diluted	$1.13										$0.69

Weighted average limited partner units outstanding:
Common units - basic	43,070,111		370,843	(r)	2,100,000	(r)			19,350,000	(r)	64,890,954
Common units - diluted	43,169,298		370,843	(r)	2,100,000	(r)			19,350,000	(r)	64,990,141
Subordinated - basic and diluted	11,377,957		—						—		11,377,957

(a)	Presented net of imbalance settlement gains of $5.1 million.

See accompanying notes to unaudited pro forma condensed combined consolidated financial information.

TESORO LOGISTICS LP

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF COMBINED CONSOLIDATED OPERATIONS

Year Ended December 31, 2013

	Tesoro Logistics LP	Northwest Products System Historical	Pro Forma Adjustments		West Coast Logistics Assets Historical	Pro Forma Adjustments		August 2014 Offering		QEPFS Historical	QEP Retained Assets	Pro Forma Adjustments		Tesoro Logistics LP Pro Forma
REVENUES
Affiliate	$265,057	$5,895	$(368	)(v)	$8,073	$28,955	(n)	$—		$160,800	$(27,900)	$(132,900	)(g)	$307,612
Third-party	40,419	15,844	368	(v)	—	—		—		242,900	(200)	132,900	(g)	432,231

Total Revenues	305,476	21,739	—		8,073	28,955		—		403,700	(28,100)	—		739,843

COSTS AND EXPENSES
Operating and maintenance (a)	150,071	30,371	(22,000	)(w)	12,450	—		—		119,900	(7,800)	—		282,992
Depreciation and amortization	43,251	—	5,984	(x)	1,625	—		—		63,800	(8,600)	77,045	(s)	183,105
General and administrative	31,260	—	—		692	200	(o)	—		47,500	(4,900)	—		74,752
Loss on asset disposals and impairments	177	—	—		—	—		—		500	—	—		677

Total Costs and Expenses	224,759	30,371	(16,016)		14,767	200		—		231,700	(21,300)	77,045		541,526

OPERATING INCOME (LOSS)	80,717	(8,632)	16,016		(6,694)	28,755		—		172,000	(6,800)	(77,045)		198,317
Interest and financing costs	(39,582)	—	—		—	(5,615	)(p)	7,654	(e)	(3,100)	3,700	(84,726	)(t)	(121,669)
Income from unconsolidated affiliates	—	—	—		—	—		—		6,100	—	—		6,100
Interest and other income	502	—	—		—	—		—		1,200	—	—		1,702

INCOME (LOSS) BEFORE INCOME TAXES	41,637	(8,632)	16,016		(6,694)	23,140		7,654		176,200	(3,100)	(161,771)		84,450
Income Taxes	—	—	—		—	—		—		(59,200)	1,700	57,500	(u)	—

NET INCOME (LOSS)	41,637	(8,632)	16,016		(6,694)	23,140		7,654		117,000	(1,400)	(104,271)		84,450
Net income attributable to Predecessors	38,017	—	—		—	—		—		—	—	—		38,017
Net income attributable to noncontrolling interest	—	—	—		—	—		—		(12,000)	—	—		(12,000)

Net income (loss) attributable to partners	79,654	(8,632)	16,016		(6,694)	23,140		7,654		105,000	(1,400)	(104,271)		110,467
General partner’s interest in net loss (income), including incentive distribution rights	(12,153)	—	(147	)(q)	—	(368	)(q)	—		—	—	(3,265	)(q)	(15,933)

Limited partners’ interest in net income (loss)	$67,501	$(8,632)	$15,869		$(6,694)	$22,772		$7,654		$105,000	$(1,400)	$(107,536)		$94,534

Net income per limited partner unit:
Common - basic	$1.48													$1.33
Common - diluted	$1.47													$1.33
Subordinated - basic and diluted	$1.35													$1.49
Weighted average limited partner units outstanding:
Common units - basic	31,545,935		348,151	(r)		370,843	(r)	2,100,000	(r)			19,350,000	(r)	53,714,929
Common units - diluted	31,618,434		348,151	(r)		370,843	(r)	2,100,000	(r)			19,350,000	(r)	53,787,428
Subordinated - basic and diluted	15,254,890		—			—						—		15,254,890

(a)	Presented net of imbalance settlement gains of $7.6 million.

See accompanying notes to unaudited pro forma condensed combined consolidated financial information.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

NOTE A. Pro Forma Adjustments and Assumptions

(a)	Reflects the funding of the West Coast Logistics Assets Acquisition, along with the related distributions to the General Partner as described in the Contribution Agreement. The acquired property, plant and equipment was recorded at historical cost as it is considered to be a transaction among entities under common control. The first phase of the acquisition was funded with cash held on deposit of $214.0 million, which was financed with borrowings from the Partnership’s revolving credit facility prior to June 30, 2014, the issuance of equity securities of the Partnership with a combined fair value of $27.0 million. The equity was comprised of 8,856 general partner units to maintain the General Partner’s 2% general partner interest in the Partnership and 370,843 in common units. The acquisition price of the second phase of the West Coast Logistics Assets Acquisition was financed with borrowings of approximately $28.6 million under the Partnership’s revolving credit facility.

(b)	Reflects the payment of $0.7 million and $30.2 million in estimated transaction costs associated with the West Coast Logistics Assets Acquisition and the QEPFS Acquisition, respectively, including financial advisory, legal services and other professional fees which are reflected as being expensed when incurred and allocated to all unitholders.

(c)	Reflects the retention by Tesoro of the working capital of the West Coast Logistics Assets, pursuant to the terms of the Contribution Agreement.

(d)	Represents the conversion of the adjusted equity of the predecessor of $28.9 million from equity of predecessors to the common unitholders and general partner unitholders of the Partnership, related to the West Coast Logistics Assets Acquisition. The conversion is as follows:

•	$28.2 million for 370,843 common units; and

•	$0.7 million for 8,856 general partner units.

(e)	Reflects the August 2014 Offering of 2,100,000 common units for gross proceeds of $144.2 million and the General Partner contribution of $3.0 million in exchange for 44,000 general partner units to maintain its 2% general partner interest. The net proceeds from the offering were used to redeem $130.3 million of TLLP’s 5.875% Senior Notes due 2020 (“Senior Notes Redemption”). Also reflects the following related to the August 2014 Offering and Senior Notes Redemption:

•	offering costs of $2.5 million;

•	write off of unamortized debt issuance costs of $2.5 million;

•	payment of accrued interest of $3.6 million;

•	the related reduction in interest associated with the Senior Notes Redemption;

•	payment of premiums of $7.7 million and the reimbursement of such premiums by the General Partner, which was reflected as a contribution by the common units held by the General Partner; and

•	the allocation of expenses to the respective unitholders.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION - (Continued)

(f)	For purposes of this pro forma analysis, the estimated purchase price of $2.5 billion for the QEPFS Acquisition includes an adjustment for the acquisition of working capital to be transferred in the acquisition based on amounts outstanding as of June 30, 2014 and an additional $230.0 related to the QEPM Refinancing. The purchase price was allocated based on a preliminary assessment of the fair value of the total assets acquired and total liabilities assumed, pending the completion of an independent appraisal and other evaluations. The Partnership cannot currently estimate the value of the purchase price to be allocated to property, plant and equipment, goodwill, identifiable intangible assets, noncontrolling interest or any other noncurrent assets or liabilities at this time. As a result, for purposes of this pro forma presentation, the net of the purchase price in excess of historical amounts has been reflected in property, plant and equipment. The results of the pending appraisal may reflect a value for certain customer contracts, environmental liabilities, or other identifiable intangible assets, the quantification of which cannot be determined at this time. Further, as the QEPFS Acquisition has not closed, certain amounts of working capital and other closing adjustments reflected in the pro forma adjustments are not final. The table below represents the preliminary purchase price allocation (in thousands):

Cash	$16,000
Receivables	99,112
Prepayments and other current assets	32,658
Property, plant and equipment	2,969,382
Other noncurrent assets	40,100
Accounts payable	(59,863)
Other current liabilities	(40,784)
Other noncurrent liabilities	(44,900)
Noncontrolling interest	(495,800)

Total estimated purchase price	$2,515,905

(g)	Reflects the adjustment to the QEPFS historical financial statements to reclassify revenue, receivables and payables from transactions with QEPFS affiliates as third-party revenue, trade receivables and trade payables, respectively. There were no historical transactions between the Partnership and QEPFS. Also reflects amounts that will not transfer to the Partnership upon closing, including certain deferred costs, accrued restructuring costs and other compensation costs, affiliate receivables and payables resulting from the centralized cash management process of QEPFS, and accrued property sales and use taxes as of June 30, 2014. In addition reflects the adjustment to exclude historical QEPFS income tax assets and liabilities at June 30, 2014 and parent equity which will not be included in the QEPFS Acquisition.

(h)	Reflects the estimated gross proceeds of $1.3 billion from the issuance of 19,350,000 common units representing limited partner interests based on the closing price of $67.08 per unit on October 17, 2014 in the Planned Equity Offering. Included in the estimated proceeds is the purchase by Tesoro of approximately $350.0 million of our common units and the purchase by the General Partner of approximately $26.7 million of additional general partner units to maintain its 2% interest.

(i)	Reflects the payment of total estimated fees and expenses of $33.8 million associated with the Planned Equity Offering, including assumed underwriting discounts and estimated fees and expenses, including, but not limited to, legal and accounting services, rating agency fees and other costs, which will be allocated to all unitholders.

(j)	Reflects the gross proceeds from the Planned Debt Offering of $1.3 billion.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION - (Continued)

(k)	Reflects the payment of total fees and expenses of $18.4 million associated with the Planned Debt Offering, including assumed initial purchasers’ discounts and estimated fees and expenses including, but not limited to, legal and accounting services, rating agency fees, and other costs, which will be recorded as a deferred financing cost and amortized over the term of the debt.

(l)	Reflects the impact of anticipated borrowings of $262.8 million under the Amended Revolving Credit Facility in connection with the Transactions, and the repayment of $243.0 million of borrowings under our existing revolving credit facility related to the West Coast Logistics Assets Acquisition.

(m)	Reflects fees and expenses of $12.5 million paid to enter into the Amended Revolving Credit Facility and recorded as deferred financing costs and amortized over the new five year term of the agreement.

(n)	Reflects recognition of affiliate revenues for services provided by our Predecessor to manage and operate the West Coast Logistics Assets. Volumes used in the calculation of affiliate revenues are the greater of the West Coast Logistics Assets’ historical volumes or the minimum throughput as indicated by the commercial agreements entered into with Tesoro on July 1, 2014. Fees were calculated using the contractual terms under the contracts that were entered into with Tesoro at the closing of the West Coast Logistics Assets Acquisition.

(o)	Reflects the impact of an increase in the omnibus fee paid to Tesoro of $0.2 million annually in connection with the West Coast Logistics Assets Acquisition.

(p)	Reflects the adjustment of net interest and financing costs to include additional interest expense and reduce the commitment fee for the unutilized portion of the revolving credit facility associated with borrowings under the revolving credit facility to finance the cash portion of the West Coast Logistics Assets Acquisition. A 0.125% increase or decrease to the assumed interest rate on the borrowings would increase or decrease pro forma interest expense by approximately $0.3 million on an annual basis.

(q)	Reflects the incremental general partner’s interest in net income as a result of the Transactions.

(r)	Reflects the impact of the issuance of 19,350,000 common units in connection with the Planned Equity Offering, 2,100,000 common units in connection with the August 2014 Offering, 370,843 common units issued to Tesoro in connection with the West Coast Logistics Assets Acquisition on July 1, 2014, and 9,775,000 common units issued in the January 2013 Offering.

(s)	Reflects the adjustment to depreciation expense for the assets acquired in the QEPFS Acquisition based upon the estimated fair value allocated to the acquired property, plant and equipment. The depreciation expense is calculated using an estimated depreciable life of 23.9 years, based on the historical average useful lives of the assets and the straight-line depreciation method.

(t)	Reflects adjustments to interest and financing costs for the QEPFS Acquisition, including:

•	interest expense related to the Planned Debt Offering at an estimated annual blended rate;

•	amortization of deferred financing costs associated with the Amended Revolving Credit Facility and the Planned Debt Offering;

•	the incremental interest on the net increase in borrowings outstanding under the Amended Revolving Credit Facility; and

•	the incremental increase in commitment fees on the Amended Revolving Credit Facility as a result of its expansion.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION - (Continued)

A 0.125% increase or decrease to the assumed interest rate on the borrowings would increase or decrease pro forma interest expense by approximately $2.0 million on an annual basis and $0.5 million on a quarterly basis.

(u)	Adjustment to remove historical QEPFS income tax expense as the Partnership is a disregarded entity for federal and state income tax purposes.

(v)	Reflects the adjustment to the Northwest Products System historical financial statements to properly classify revenue from transactions with Chevron affiliates as third-party revenue and revenue from transactions with Tesoro as affiliate through the date of the Northwest Products System Acquisition on June 19, 2013. The revenue from transactions with Chevron affiliates and Tesoro are presented below (in thousands):

Year Ended December 31, 2013
Chevron affiliate revenue	$5,895
Tesoro revenue	5,527

Net adjustment	$(368)

(w)	Reflects $22.0 million in environmental remediation expenses recorded by Chevron prior to the Partnership’s acquisition of the Northwest Products System on June 19, 2013, which reflects Chevron’s estimate of the expected costs to remediate the site of the release of diesel fuel that occurred at the Northwest Products System near Willard, Utah on March 18, 2013. Chevron has indemnified the Partnership for these remediation costs for a period of two years.

(x)	Reflects the adjustment to depreciation expense for the Northwest Products System based upon the values allocated to the acquired property, plant and equipment through the date of the Northwest Products System Acquisition on June 19, 2013. The depreciation expense is calculated using a depreciable life of 16-22 years and the straight-line depreciation method.

NOTE B. Pro Forma Net Income per Unit

We use the two-class method when calculating the net income per unit applicable to limited partners, because we have more than one participating security. At June 30, 2014, our participating securities consist of common units, general partner units and incentive distribution rights. Net income earned by the Partnership is allocated between the limited (both common and subordinated) and general partners in accordance with our partnership agreement. We base our calculation of net income per unit, on the weighted-average number of common and subordinated limited partner units outstanding during the period. Distributions less than or greater than earnings are allocated in accordance with our partnership agreement. Payments made to our unitholders are determined in relation to actual distributions declared and are not based on the net income per unit. The pro forma basic weighted-average number of units outstanding equals the historical weighted average number of units outstanding for each of the periods presented, plus the number of incremental common units as a result of the January 2013 Offering, the West Coast Logistics Assets Acquisition, and the Planned Equity Offering.

Following payment of the cash distribution for the first quarter of 2014 and the attainment of necessary approvals, the requirements for the conversion of all subordinated units were satisfied under the partnership agreement. As a result, effective May 16, 2014, the 15,254,890 subordinated units were converted into common units on a one-for-one basis and thereafter participate on terms equal with all other common units in distributions of available cash. The Partnership’s net income was allocated to the general partner and the limited partners, including the holders of the subordinated units through May 15, 2014, in accordance with our partnership agreement. The conversion did not impact the amount of the cash distribution paid or the total number of the Partnership’s outstanding units representing limited partner interests.

TESORO LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION - (Continued)

Diluted net income per unit includes the effects of potentially dilutive units on our common units, which consist of unvested service and performance phantom units. During 2013 and the six months ended June 30, 2014, basic and diluted net income per unit applicable to subordinated limited partners were the same, as there were no potentially dilutive subordinated units outstanding.

In connection with the QEPFS Acquisition, our general partner will waive its right to receive an aggregate of $10.0 million of general partner distributions with respect to incentive distribution rights during 2015 (pro rata on a quarterly basis). We have not reflected the impact of the general partner waiving its right to these distributions in the pro forma condensed combined consolidated financial information.